UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 27, 2013

Commission File Number: 001-35548

EDWARDS GROUP LIMITED

(Name of Registrant)

Manor Royal

Crawley

West Sussex

RH10 9LW

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Edwards Group Limited Refinances its Credit Facilities

Crawley, West Sussex, United Kingdom, March 27, 2013 — Edwards Group Limited (NASDAQ: EVAC) (“Edwards” or the “Company”) today announced that it has completed a refinancing of its credit facilities, taking advantage of favourable market conditions to reduce the interest rate and extend the maturities of its borrowings, which comprise a $560 million term loan and a $90 million revolver facility.

As a result of this transaction, Edwards has:

•                  Reduced the applicable interest rate on its term loan by 50bp to 350bp

•                  Reduced USD Libor floor from 1.5% to 1.25%

•                  Extended the maturity of the term loan facility by three years and 10 months to March 2020

•                  Reduced the principal amount borrowed under the term loan by $18.1 million through use of cash on balance sheet

•                  Retained a similar covenant-light profile to the previous facility, including 25bp step-down in interest rate when leverage ratio falls below 1.75x

•                  Retained a revolver facility of $90 million, with a 25bp reduction in interest rate

In conjunction with the transaction, both credit rating agencies reconfirmed their corporate ratings view as B1/Stable (Moody’s) and B+/Stable (S&P).

Transaction details

The transaction has been effected through Edward’s wholly-owned subsidiaries Edwards (Cayman Islands I) Limited and Edwards (Cayman Islands II) Limited who have entered into an amendment and restatement agreement (the “Amendment”) effective as of March 26, 2013 to amend and restate their existing credit agreement, dated as of May 31, 2007, as amended and restated (the “Credit Agreement”).

The Amendment provides for, among other things, the refinancing and replacement in full of the Company’s existing credit facilities with a $560 million term loan facility and an undrawn $90 million revolving facility, a reduction of the effective interest rate by 75 bps to a minimum of 4.75% and the extension of the maturity date of the term loan facility and the revolving facility to March 31, 2020 and March 31, 2018, respectively. A $11.5 million tranche of the term loan due to be settled in May 2014 has also been re-paid as part of this arrangement.

As part of the updated Credit Agreement, the calculation of the leverage ratio has been revised and is now calculated without adjustment for capitalized development expenditure, which better aligns it with the Group’s ongoing reporting under IFRS.  If the revised Credit Agreement had been in place at December 31, 2012 the leverage ratio would have been 2.4x as opposed to the 2.6x as reported.

Contacts:

Investor Relations:

Ross Hawley
Head of Investor Relations
Edwards
+44 (0)1293 528844
investors@edwardsvacuum.com

Forward-Looking Statements

This document may include forward-looking statements such as statements regarding the Company’s business strategy, financial condition, results of operations and market data, as well as other statements that are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, the Company does not have any intention or obligation to publicly update or revise any forward-looking statements after the Company distributes this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in the Company’s SEC filings. Copies of the Company’s SEC filings are available from the SEC website, www.sec.gov.

About Edwards

Edwards is a leading manufacturer of sophisticated vacuum products and abatement systems and a leading provider of related value-added services for the manufacture of semiconductors, flat panel displays, LEDs and solar cells and a leader in vacuum technology for industrial, pharmaceutical, chemical, scientific, process, glass coating and food packaging industries as well as a wide range of R&D applications.

Edwards has over 3,200 full-time employees and over 500 temporary workers operating in approximately 30 countries worldwide engaged in the design, manufacture and support of high technology vacuum and exhaust management equipment.

Edwards’ American Depositary Shares trade on The NASDAQ Global Select Market under the symbol EVAC. Further information about Edwards can be found at www.edwardsvacuum.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 27, 2013	EDWARDS GROUP LIMITED

	By:	/s/ Adam Ramsay

	Name:	ADAM RAMSAY

	Title:	LEGAL DIRECTOR